AM 3-2-2005

05036666

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 18 2005

SEC FILE NUMBER
8- 49022

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BRECEK & YOUNG ADVISORS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1110 IRON POINT ROAD, SUITE 100
(No. and Street)

FOLSOM	CALIFORNIA	95763
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PHILLIP BORUP (916) 932-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CLARIDAD & CROWE
(Name – *if individual, state last, first, middle name*)

101 LARKSPUR LANDING CIRCLE, SUITE 311	LARKSPUR	CALIFORNIA	94939
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 14 2005
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, PHILLIP BORUP, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BRECEK & YOUNG ADVISORS, INC., as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) [illegible]. Independent auditors' supplemental report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of Sacramento } ss.

On February 7 2005 before me, Julie Hill Gabriel,
Date — Name and Title of Officer (e.g., "Jane Doe, Notary Public")

personally appeared Philip Borup,
Name(s) of Signer(s)

☒ personally known to me
☐ proved to me on the basis of satisfactory evidence

to be the person~~(s)~~ whose name~~(s)~~ is~~/are~~ subscribed to the within instrument and acknowledged to me that he~~/she/they~~ executed the same in his~~/her/their~~ authorized capacity~~(ies)~~, and that by his~~/her/their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

JULIE HILL GABRIEL
Commission # 1429150
Notary Public - California
Sacramento County
My Comm. Expires Jul 30, 2007

Place Notary Seal Above

WITNESS my hand and official seal.

Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ______

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer

Signer's Name: ______

☐ Individual
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
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CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Brecek & Young Advisors, Inc.
(A Wholly-owned Subsidiary of Security Benefit Corp.)
Folsom, California

We have audited the statement of financial condition of Brecek & Young Advisors, Inc. (a wholly-owned subsidiary of Security Benefit Corp.) as of December 31, 2004, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brecek & Young Advisors, Inc. (a wholly-owned subsidiary of Security Benefit Corp.), as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 14 through 17 is presented for purposes of additional analysis and is not part of the basic financial statements. The additional information is required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Claridad & Crowe

CERTIFIED PUBLIC ACCOUNTANTS

February 1, 2005

BRECEK & YOUNG ADVISORS, INC.
(A Wholly-owned Subsidiary of Security Benefit Corp.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS

Cash and cash equivalents	$ 942,134
Due from clearing broker	21,733
Commissions receivable	1,996,743
Other current assets	66,236
Deposit with clearing broker	50,000
Prepaid expenses	23,211
Income tax recoverable - parent	145,996
Deferred income taxes	549,541
Other assets	62,267
Furniture and equipment	622,879
Intangible assets	142,242
	$ 4,622,982

LIABILITIES AND STOCKHOLDER'S EQUITY

Commissions payable	$ 1,784,873
Accounts payable	240,305
Accrued expenses	376,523
Total liabilities	2,401,701
Stockholder's equity	
Preferred stock, 10,000,000 shares authorized, Series A Voting, $.01 par value, 10,000 shares issued and outstanding, liquidation preference of $1,009,733	1,000,000
Common stock, Class A Voting, $.001 par value, 10,000,000 shares authorized, 571,053 shares issued and outstanding	12,580
Common stock, Class B Nonvoting, $.001 par value, 10,000,000 shares authorized, 386,109 shares issued and outstanding	2,870,605
Deficit	(1,661,904)
Total stockholder's equity	2,221,281
	$ 4,622,982

See notes to financial statements.

BRECEK & YOUNG ADVISORS, INC.
(A Wholly-owned Subsidiary of Security Benefit Corp.)

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2004

REVENUES	
Commissions	$ 20,970,257
Advisory fees	4,520,567
Interest	7,484
Other income	243,330
	25,741,638
EXPENSES	
Commissions	20,844,912
Compensation	3,643,655
Professional fees	33,123
Regulatory fees	44,241
Other operating expenses	2,221,539
	26,787,470
LOSS BEFORE INCOME TAX BENEFIT	(1,045,832)
INCOME TAX BENEFIT	695,537
NET LOSS	$ (350,295)

See notes to financial statements.

BRECEK & YOUNG ADVISORS, INC.
(A Wholly-owned Subsidiary of Security Benefit Corp.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2004

	Preferred Stock		Common Stock					
	Class A		Class A Voting		Class B Nonvoting			
	Number Of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Deficit	Total
Balance, December 31, 2003	0	$ 0	571,053	$ 12,580	386,109	$ 2,870,219	$(1,311,609)	$1,571,190
Issuance and conversion of common stock in connection with merger –						386		386
Issuance of Class A preferred stock for cash	10,000	1,000,000						1,000,000
Net loss							(350,295)	(350,295)
Balance, December 31, 2004	10,000	$ 1,000,000	571,053	$ 12,580	386,109	$ 2,870,605	$(1,661,904)	$2,221,281

See notes to financial statements.

BRECEK & YOUNG ADVISORS, INC.
(A Wholly-owned Subsidiary of Security Benefit Corp.)

STATEMENT OF CASH FLOWS

For the Year Ended December, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (350,295)
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization of intangible assets	12,750
Depreciation	147,934
Change in assets and liabilities:	
(Increase) decrease in:	
Commissions receivable	(739,699)
Due from clearing broker	(11,153)
Income tax recoverable - parent	(145,996)
Deferred income taxes	(549,541)
Prepaid expenses	13,739
Other current assets	139,579
Other assets	(55)
Increase (decrease) in:	
Commissions payable	444,708
Accounts payable	216,523
Accrued expenses	(212,739)
Net adjustments	(683,950)
Net cash used by operating activities	(1,034,245)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of furniture and equipment	(224,821)
Net cash used by investing activities	(224,821)
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from line of credit borrowings	146,900
Principal payments on line of credit	(146,900)
Proceeds from issuance of preferred stock	1,000,000
Proceeds from issuance of common stock	386
Net cash provided by financing activities	1,000,386
NET DECREASE IN CASH AND CASH EQUIVALENTS	(258,860)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	1,211,394
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 942,134
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Income taxes paid	$ 800
Interest expense paid	$ 3,138

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

For theYear Ended December 31, 2004

NOTE A – Summary of Significant Accounting Policies

General

Brecek & Young Advisors, Inc. (the Company)(a wholly-owned subsidiary of Security Benefit Corp.), a California corporation was incorporated on January 9, 1996. On March 6, 1996, the Company registered as a broker or dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Company is registered as an Investment Advisor pursuant to the Investment Advisors Act of 1940. The Company engages primarily in the brokerage of mutual funds and other investment company products. The Company holds no securities for the account of customers.

The Company's stock was acquired by Security Benefit Corp. on August 12, 2004. These financial statements do not include any accounts of Security Benefit Corp. or its other subsidiaries.

Accounting

These financial statements are prepared using the accrual method of accounting.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Regulatory Requirements

The Company is exempt from the requirements of Rule 15c3-3 pursuant to the rules for broker-dealers who engage in limited business (mutual funds and/or variable annuities only).

Securities Transactions

Commission revenues are related to mutual fund transactions and are recorded on the trade date basis.

Commissions Receivable

The Company believes the commissions receivable are fully collectible and there is no allowance for doubtful accounts.

NOTE A – Summary of Significant Accounting Policies (Continued)

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Amortization

The intangible asset consisting of purchased customer accounts is being amortized over 15 years on a straight-line basis.

Advertising

The Company follows the policy of expensing any advertising costs as incurred.

Furniture and equipment

Furniture and equipment purchases greater than $500 are recorded at cost. Maintenance and repairs are expensed as incurred. Depreciation is computed using the accelerated method over the estimated useful life (3 to 7 years) of the asset.

Income Taxes

The Company files consolidated federal and state tax returns with its parent and records its share of consolidated federal tax liability or benefit on a separate return basis. Deferred income taxes are provided for differences in timing of reporting income for financial statements and income tax purposes. The principal difference relates to differences in recognizing net operating loss carry forwards for tax and financial statement purposes.

NOTE B – Furniture and equipment

At December 31, 2004, furniture and equipment consist of the following:

Furniture and equipment	$ 834,417
Accumulated depreciation	(211,538)
	$ 622,879

NOTE C– Concentrations of Credit Risk

The Company's receivables are predominantly from various investment companies.

The Company maintains cash balances at a financial institution. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2004, the Company's uninsured cash balances totaled $ 996,480.

NOTE D – Intangible Assets

Intangible assets consist of customer accounts acquired during 2001 with a carrying value at December 31, 2004 of:

Cost	$ 191,300
Less accumulated amortization	(49,058)
	$ 142,242

NOTE E – Line of Credit

The Company has a line of credit at a bank in the amount of $100,000, with interest at the bank's reference rate plus 2.625%. At December 31, 2004, there was no outstanding balance.

NOTE F – Retirement Plan

The Company maintains a 401(k) retirement plan for substantially all its employees. The Company matches 100% of employee contributions up to the first 3% of compensation and 50% of the next 2 percentage points of compensation. For the year ended December 31, 2004, the Company's contribution to the plan was $83,229 and is included in compensation in the statement of operations.

NOTE G – Income Taxes

The Company files its federal tax return as a member of a consolidated group and records its share of the consolidated federal tax expense or benefit on a separate return basis. The Company's income tax benefit for the year ended December 31, 2004 consists of the following:

Current federal income tax benefit	$ 145,996
Deferred federal income tax benefit	549,541
Total federal income tax benefit	$ 695,537

The Company's current tax benefit of $145,196 is recorded as Income Tax Recoverable-Parent on the Company's Statement of Financial Condition. This asset represents the approximate amount due from the Company's parent for the benefit the Company's parent will receive on the 2004 consolidated federal tax return as a result of utilization of net operating losses generated by the Company. The deferred income tax benefit of $595,541 is the approximate amount the Company's parent will receive in the future for utilization of net operating losses carried forward that were generated by the Company. No benefit was recognized for state taxes as the utilization of state net operating losses by the Company's parent is not certain.

NOTE H – Lease Commitments

Aggregate annual rentals for office space in Folsom, California and Cincinnati, Ohio under noncancellable operating leases with terms in excess of one year are as follows:

2005	$ 421,000
2006	670,000
2007	685,000
2008	576,000
2009	530,000
Thereafter	1,106,000
	$ 3,988,000

Office rent expense of $469,889 for the year ended December 31, 2004 is included in other operating expenses in the statement of operations.

NOTE I – Merger and Related Party Transactions

On April 14, 2004, the Company and its shareholders entered into an Agreement and Plan of Merger with Security Benefit Corp., a Kansas corporation. The Agreement was amended and consummated on August 12, 2004. Security Benefit Corp. acquired all of the outstanding Class A and Class B common stock from the shareholders and subsequently invested $1,000,000 in the Company on November 23, 2004, in exchange for 10,000 shares of Series A Preferred Stock

In accordance with the Merger Agreement and subsequent to the merger, the Company established a cash bonus award for the Company's top producing representatives and certain key employees as well as various employment agreements as more fully described in Note J.

In conjunction with the merger, the Company began the transition to a new accounting system in November, 2004. Security Benefit Corp. has provided the system and staff to support the transition. However, the Company has continued to operate independently with no intercompany charges or allocations between the Company and Security Benefit Corp. or its other subsidiaries or related parties other than the investment in preferred stock as indicated above and the allocation of its share of consolidated federal tax benefit as indicated in Note G.

NOTE J – CONTINGENCIES

In accordance with the Merger Agreement, the Company established and maintains a cash bonus award for the Company's top producing representatives and certain key employees. They will, in the aggregate, be entitled to receive an "annual cash bonus amount" on the first, second, third, fourth and fifth anniversaries of the Closing Date (August 12, 2004), pursuant to a formula defined in the Merger Agreement based on the trailing twelve month earnings before taxes for the twelve-month period ending on the anniversary dates, with certain reductions determined by the formula. The determination of the "annual cash bonus amount," if any, is not determinable until the first anniversary date (August 12, 2005).

In addition, in accordance with the Merger Agreement, the Company offered stay-pay arrangements with certain eligible key employees contingent upon the key employees continuing to being employed by the Company. The maximum aggregate amount payable under the arrangements is $675,000 with 10% of the total amount for each employee to be paid by the Company to the employee on each of the first, second, third and fourth anniversaries of the Closing Date (August 12, 2004) and the remaining 60% of the total amount to be paid on the fifth anniversary of the Closing Date, if such employee is employed by the Company on each applicable payment date. The Company is accruing the expense ($675,000) ratably over the five year period ending August 12, 2009. At December 31, 2004, $45,000 is included in accrued expenses on the Statement of Financial Condition and in compensation on the Statement of Operations for the year ended December 31, 2004.

NOTE K – PREFERRED STOCK

On November 23, 2004, 10,000 shares of Series A Voting Preferred Stock were authorized and issued. Series A Preferred Stock rank senior to Class A Voting Common Stock and Class B Nonvoting Common Stock with respect to dividend rights and rights on liquidation, dissolution, and winding up. Dividends accrue at 7.25% of the Initial Liquidation Value ($100) of each share from the date of issuance to the date on which the Liquidation Value of the share has been paid in full. Accrued dividends shall be payable, on the last business day of each calendar quarter (starting with March 31, 2005). Unpaid dividends at December 31, 2004 were $9,733 in the aggregate. To the extent permitted under applicable law and the Net Capital Rule, as amended from time to time, including, but not limited to Rule 15c3-1(e) the stock is redeemable at any time at the option of the Company for cash at a price per share equal to the Liquidation Value (Initial Liquidation Value plus all accrued and unpaid dividends as of the date of such redemption). On November 23, 2009 (Mandatory Redemption Date), the Company will redeem all remaining outstanding shares at a price per share equal to the Liquidation Value (Initial Liquidation value plus all accrued and unpaid dividends as of the date of such redemption) as of that date.

NOTE L – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2004, the Company's net capital is $224,362, which is $64,169, in excess of the minimum amounts required. The Company's ratio of aggregate indebtedness to net capital at December 31, 2004 was 10.7 to 1.0.

The rule provides that equity capital may not be withdrawn, subordinated debt may not be repaid and cash dividends may not be paid if the resulting net capital would be less than the amounts required under the rule.

ADDITIONAL INFORMATION

BRECEK & YOUNG ADVISORS, INC.
(A Wholly-owned Subsidiary of Security Benefit Corp.)
COMPUTATION OF NET CAPITAL
December 31, 2004

NET CAPITAL	
Stockholders' equity	$ 2,221,281
Less nonallowable assets:	
Commissions receivable	(383,760)
Other current assets	(66,236)
Prepaid expenses	(23,211)
Income tax recoverable - parent	(145,996)
Deferred income taxes	(549,541)
Other assets	(62,267)
Furniture and equipment	(622,879
Intangible assets	(142,242)
Total nonallowable assets	(1,996,132)
NET CAPITAL BEFORE HAIRCUT	225,149
HAIRCUT ON MONEY MARKET FUNDS	(520)
NET CAPITAL	$ 224,629
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Commissions payable	$ 1,784,873
Accounts payable	240,305
Accrued expenses	376,523
	$ 2,401,701
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital requirement (6-2/3 % of aggregate indebtedness)	$ 160,193
Net capital in excess of minimum requirement	$ 64,169
Ratio of aggregate indebtedness to net capital	10.7 to 1.0
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 224,629
Net capital as reported herein	$ 224,629
Aggregate indebtedness as reported in Company's Part II (unaudited) FOCUS report	$ 2,401,701
Aggregate indebtedness, as reported herein	$ 2,401,701

BRECEK & YOUNG ADVISORS, INC.
(A Wholly-owned Subsidiary of Security Benefit Corp.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

December 31, 2004

An exception from Rule 15c3-3 is claimed, based on Section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

December 31, 2004

Not applicable.

CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

February 1, 2005

Board of Directors
Brecek & Young Advisers, Inc.
(A Wholly-owned Subsidiary of Security Benefit Corp.)
Folsom, California

We have audited the financial statements of Brecek & Young Advisors, Inc. (a wholly-owned subsidiary of Security Benefit Corp.) for the year ended December 31, 2004, and have issued our report thereon dated February 1, 2005. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by U.S. generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary to express an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Brecek & Young Advisors, Inc. (a wholly-owned subsidiary of Security Benefit Corp.), that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-5(g)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Since the Company does not maintain customer accounts and does not handle securities, we have not made a study of the practices and procedures (including tests of compliance with such practices and procedures) relevant to the objectives stated in rule 17a-5(g) for (1) making the quarterly securities examinations, counts vérifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures as referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal accounting control of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with procedures may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Brecek & Young Advisors, Inc. (a wholly-owned subsidiary of Security Benefit Corp.), taken as a whole. Our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives and nothing came to our attention that would indicate the Company had not complied with the condition of its exception under rule 15c3-3 during the year then ended.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.

Cardwell & Gowe [signature]

CERTIFIED PUBLIC ACCOUNTANTS